SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                                    MDI, INC.
                                    ---------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    552705105
                                    ---------
                                 (CUSIP Number)


                                  MAY 23, 2006
                                  ------------
             (Date of event which requires filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 5 Pages)
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                                                                     Page 2 of 5

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crestview Capital Master, LLC
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
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NUMBER OF        5.    SOLE VOTING POWER
SHARES
BENEFICIALLY           1,875,000 (See Item 4)
OWNED BY         ---------------------------------------------------------------
EACH             6.    SHARED VOTING POWER
REPORTING
PERSON                 (See Item 4)
WITH             ---------------------------------------------------------------
                 7.    SOLE DISPOSITIVE POWER

                       1,875,000 (See Item 4)
                 ---------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       (See Item 4)
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8.31%
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.31%
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12.   TYPE OF REPORTING PERSON:

      PN
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                                                                     Page 3 of 5

Item 1(a).  Name of Issuer.

            MDI, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

            9725 Datapoint Drive
            San Antonio, Texas  78229

Item 2(a).  Name of Person Filing.

            Crestview Capital Master, LLC (the "Reporting Person")

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            95 Revere Drive, Suite A
            Northbrook, Illinois 60062

Item 2(c).  Citizenship.

            Delaware

Item 2(d).  Title of Class of Securities.

            Common Stock. $0.01 par value ("Common Stock")

Item 2(e).  CUSIP Number.

            552705105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference.

      On May 23, 2006, the Reporting Person purchased 1,875,000 shares of Common Stock from the Issuer in a private placement. In the same transaction, the Reporting Person also acquired from the Issuer a Common Stock purchase warrant to purchase up to 750,000 shares of Common Stock with an exercise price of $1.02 and a term of five years (the "Warrant"). The Warrant contains a contractual provision blocking its exercise when the Reporting Person owns more than 4.99%
of the issued and outstanding Common Stock, subject to a waiver on prior notice of not less than 61 calendar days (the "4.99% Blocker"). The Reporting Person beneficially owns 8.31% of the issued and outstanding Common Stock, based on 22,560,787 issued and outstanding shares of Common Stock (as reported in the Issuer's Form 10-QSB for the period ended March 31, 2006 which was filed on May 15, 2006 with the Securities and Exchange Commission). Based on the Reporting Person's 8.31% ownership, the Warrant is not currently exercisable and the shares underlying the Warrant have not been included in the calculations herein of the Reporting Person's beneficial ownership or the Issuer's issued and outstanding Common Stock.
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                                                                     Page 4 of 5

      In addition, the Reporting Person also owns a Common Stock purchase warrant to purchase up to 500,000 shares of Common Stock with an exercise price of $3.14 and a term of five years which the Reporting Person acquired from the Issuer on August 8, 2005 (the "2005 Warrant"). The 2005 Warrant also contains the 4.99% Blocker. Based on the Reporting Person's 8.31% ownership, the 2005 Warrant is not currently exercisable and the shares underlying the 2005 Warrant have not been included in the calculations herein of the Reporting Person's beneficial ownership or the Issuer's issued and outstanding Common Stock.

      Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

            (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 1,875,000 shares.

            (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 8.31%.

            (iii) The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or direct the vote of is 1,875,000.

            (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 1,875,000.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 5 of 5

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date: May 30, 2006

                           CRESTVIEW CAPITAL MASTER, LLC

                           By: Crestview Capital Partners, LLC, its sole Manager


                           By: /s/ Daniel Warsh
                               -------------------------------
                               Name:  Daniel Warsh
                               Title: Member